Filed by Senstar Technologies Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Senstar Technologies Ltd.
Commission File No.: 000-21388

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2023

Commission File Number 0-21388

Senstar Technologies Ltd.
(Translation of registrant’s name into English)

10th F. Gibor Sport Tower 7 Menachem Begin Road
Ramat Gan 5268102, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

This Report on Form 6-K is incorporated by reference into the Registrant's Registration Statements on Form S-8 - File Nos. 333-164696, 333-174127 and 333-190469.

Redomiciliation Plan – Merger Agreement

On September 26, 2023, Senstar Technologies Ltd., a company organized under the laws of the State of Israel (“Senstar-Israel”), entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”) with a newly established Ontario corporation known as Senstar Technologies Corporation (“Senstar-Ontario”), and Can Co Sub Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Senstar-Ontario (“Merger Sub”), pursuant to which Senstar-Ontario will become the parent company of Senstar-Israel as a result of the merger of Merger Sub with and into Senstar-Israel (the “Merger”), with Senstar-Israel surviving the Merger as a wholly-owned subsidiary of Senstar-Ontario. The Merger is structured as a statutory merger pursuant to Sections 314-327 of the Companies Law, 5759-1999, of the State of Israel (the “ICL”).

Upon completion of the Merger, Senstar-Israel’s shareholders as of the effective time of the Merger will receive one (1) validly issued, fully paid and nonassessable Common Share of Senstar-Ontario (the “Senstar-Ontario Common Share”), subject to applicable withholding taxes, for each one (1) ordinary share, par value NIS 1.00 per share, of Senstar-Israel (the “Senstar-Israel Shares”). Upon completion of the Merger, Senstar-Ontario Common Shares will be listed on Nasdaq under the symbol “SNT.”

The purpose of the Merger is to redomicile Senstar-Israel, the parent company of the Senstar group of companies (the “Senstar Group”), to be an entity organized in the Province of Ontario, Canada instead of Israel. Following the consummation of the Merger, Senstar Israel will adopt a resolution to dissolve, and as part of the dissolution, Senstar-Israel will transfer to Senstar-Ontario its interests in its subsidiaries by way of distribution.

The Boards of Directors of Senstar Israel, Senstar Ontario and Merger Sub have unanimously approved the Merger and the Merger Agreement, and the redomiciliation plan. The Merger is subject to certain closing conditions, including the approval by the holders of a majority of the Senstar-Israel Shares voting at a meeting (“Shareholder Approval”), the absence of certain legal impediments, the Senstar-Ontario Common Shares succeeding to the listing of the Senstar-Israel Shares on Nasdaq , the expiration of certain statutory waiting periods under the ICL, the U.S. Securities and Exchange Commission (the “SEC”) declaring effective the registration statement on Form F-4 registering the Senstar-Ontario Common Shares to be issued in connection with the Merger, the receipt of applicable exemptions from Israeli securities law requirements, and, subject to certain materiality standards, the accuracy of representations and warranties of Senstar-Israel and Senstar-Ontario, respectively, and material performance by Senstar-Israel and Senstar-Ontario of their respective covenants contained in the Merger Agreement.

The parties expect the closing of the Merger to occur in the fourth quarter of the 2023 calendar year.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 99.1 and incorporated by reference herein. We encourage you to read the Merger Agreement for a more complete understanding of the transaction.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate.  In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by shareholders of, or other investors in, Senstar-Israel. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Senstar Israel, Senstar Ontario and Merger Sub or any of their respective subsidiaries or affiliates.

No Offer or Solicitation

This document does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation, sale, issuance or transfer would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information and Where to Find It

The proposed transaction will be submitted to the shareholders of Senstar-Israel for their consideration. Senstar-Ontario filed with the SEC a Registration Statement on Form F-4 that includes a preliminary prospectus with respect to Senstar-Ontario Common Shares to be issued in the proposed transaction and a proxy statement of Senstar-Israel in connection with the Merger. The information in the preliminary proxy statement/prospectus is not complete and may be changed. Senstar-Ontario may not issue the Common Shares referenced in the proxy statement/prospectus until the Registration Statement on Form F-4 filed with the SEC becomes effective. The proxy statement/prospectus will be provided to the Senstar-Ontario shareholders. This document is not a substitute for any prospectus, proxy statement or any other document that Senstar-Ontario or Senstar-Israel may file with the SEC in connection with the proposed transaction. Investors are urged to read the proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction.

Senstar-Israel and its respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Senstar-Israel’s directors and executive officers is available in its Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 20, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Merger when they become available.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain a free copy of these documents (when they become available) by directing a written request to: Senstar Technologies Ltd., 10th Floor, Gibor Sport Tower, 7 Menachem Begin Road. Ramat Gan 5268102, Israel, Attention: Chief Financial Officer, Tel: +972-74-794-5200.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario), which we refer to collectively as forward-looking statements. These forward-looking statements are not limited to historical facts, but reflect Senstar-Ontario’s and Senstar-Israel’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “seek,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: risks associated with Senstar-Israel’s ability to obtain the shareholder approval required to consummate the proposed Merger and the timing of the closing of the proposed Merger, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed Merger will not occur; the occurrence of any event, change, or other circumstances that could give rise to the termination of the Merger Agreement; the outcome of any legal proceedings that may be instituted against Senstar-Israel following the announcement of the Merger Agreement and the transactions contemplated therein; unanticipated difficulties or expenditures relating to the proposed Merger; and the ability to recognize the anticipated benefits of the proposed Merger.

Actual results may differ materially from those projected as a result of certain risks and uncertainties, including those risks discussed under the heading “Risk Factors” in Senstar-Israel’s most recent Annual Report on Form 20-F filed with the SEC. These forward-looking statements are made only as of the date hereof, and, except as required by applicable law or regulation, Senstar-Israel undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Senstar Technologies Ltd.

By: Name: Title:	/S/ Tomer Hay Tomer Hay Chief Financial Officer

Date: September 27, 2023

Exhibit Index

Exhibit 99.1	Agreement and Plan of Merger, dated September 26, 2023, by and among Senstar Technologies Ltd., Senstar Technologies Corporation and Can Co Sub Ltd.

Exhibit 99.1

Agreement and Plan of Merger

by and among

Senstar Technologies Corporation

Can Co Sub Ltd.

and

Senstar Technologies Ltd.

Dated as of September 26, 2023

TABLE OF CONTENTS

Page

ARTICLE I DEFINITIONS & INTERPRETATIONS		2
1.1	Certain Definitions	2
1.2	Additional Definitions	5
1.3	Certain Interpretations	6
ARTICLE II THE MERGER		7
2.1	The Merger	7
2.2	The Effective Time	7
2.3	The Closing	7
2.4	Effect of the Merger	7
2.5	Memorandum and Articles of Association	8
2.6	Directors and Officers	8
2.7	Effect on Share Capital	8
2.8	Exchange Procedures	9
2.9	No Liability	10
2.10	Distribution of Exchange Fund to Parent	10
2.11	No Further Ownership Rights in Company Shares	10
2.12	Lost, Stolen or Destroyed Certificates	11
2.13	Distributions with Respect to Unexchanged Parent Common Shares	11
2.14	Taking of Necessary Action; Further Action	11
2.15	Withholding Tax	11
ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY		12
3.1	Organization and Standing	12
3.2	Authorization	12
3.3	Capitalization	13
3.4	Non-contravention; Required Consents	13
3.5	No Other Representations or Warranties..	13
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		14
4.1	Organization	14
4.2	Authorization	14
4.3	Non-contravention; Required Consents	15
4.4	Capitalization	15
4.5	Merger Sub	15
4.6	Ownership of Company Shares	15
4.7	No Other Representations or Warranties.	15
ARTICLE V ADDITIONAL AGREEMENTS		16
5.1	Company Board Recommendation	16
5.2	Company Shareholders’ Meeting	16
5.3	Merger Proposal; Certificate of Merger	16
5.4	Form F-4 and Proxy Statement	18
5.5	Nasdaq Listing and Israeli Securities Authority Matters	18
5.6	Reasonable Best Efforts to Complete	18
5.7	Company Options	19
5.8	Directors’ and Officers’ Indemnification and Insurance	19
5.9	Tax Ruling	20
5.10	Stock Exchange Delisting	20
ARTICLE VI CONDITIONS TO THE MERGER		21
6.1	Conditions to the Obligations of Each Party to Effect the Merger	21
6.2	Additional Conditions to the Obligations of Parent and Merger Sub to Effect the Merger	21
6.3	Additional Conditions to the Obligations of the Company to Effect the Merger	22
ARTICLE VII TERMINATION, AMENDMENT AND WAIVER		22
7.1	Termination	22
7.2	Notice of Termination; Effect of Termination	22
7.3	Fees and Expenses	22
7.4	Amendment	22
7.5	Extension; Waiver	22
ARTICLE VIII GENERAL PROVISIONS		23
8.1	Survival of Representations, Warranties and Covenants	23
8.2	Notices	23
8.3	Assignment	23
8.4	Entire Agreement	23
8.5	Third Party Beneficiaries	23
8.6	Severability	23
8.7	Governing Law	23
8.8	Jurisdiction	23
8.9	Counterparts	23

Agreement And Plan Of Merger

This Agreement and Plan of Merger (this “Agreement”) dated as of September 26, 2023, is made by and among Senstar Technologies Corporation, an Ontario corporation (“Parent”), Can Co Sub Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”), and Senstar Technologies Ltd., a company organized under the laws of the State of Israel (the “Company,” and together with Parent and Merger Sub, the “Parties”).

RECITALS

Whereas,  the Parties intend to enter into a transaction whereby, to effect a reorganization the purpose of which is to redomicile the Company, to be an entity organized in the Province of Ontario, Canada instead of Israel, Merger Sub will merge with and into the Company (the “Merger”) in accordance with the provisions of Sections 314-327 of the Companies Law, 5759-1999 of the State of Israel (together with the rules and regulations promulgated thereunder, the “ICL”), following which, Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Parent, all upon the terms and subject to the conditions set forth in this Agreement;

Whereas,  it is proposed that upon the consummation of the Merger, each ordinary share, nominal value NIS 1.00 per share, of the Company (each, a “Company Share”), that is issued and outstanding immediately prior to the Effective Time will thereupon be acquired by the Parent in consideration of the issuance by Parent of one (1) validly issued, fully paid and nonassessable Parent Common Share (as defined below) (the “Merger Consideration”), all upon the terms and subject to the conditions set forth herein;

Whereas,  the Board of Directors of the Company (the “Company Board”) unanimously has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and are fair to and in the best interests of the Company and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors; (ii) approved the execution and delivery of this Agreement and the performance of the transactions contemplated hereby, including the Merger, in accordance with the requirements of the ICL and any other Applicable Law, and (iii) resolved to recommend that the Company Shareholders approve this Agreement, the Merger and the other transactions contemplated hereby, all upon the terms and subject to the conditions set forth herein (the “Company Board Recommendation”);

Whereas,  the boards of directors of Parent and Merger Sub have each unanimously approved the execution and delivery of this Agreement and the performance of the transactions contemplated hereby, including the Merger, all upon the terms and subject to the conditions set forth herein and the board of directors of Merger Sub has further (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and are fair to and in the best interests of Merger Sub and its shareholders, (ii) determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors, and (iii) determined to recommend that the shareholder of Merger Sub approve this Agreement, the Merger and the other transactions contemplated hereby; and

Whereas,  the shareholder of Merger Sub has approved the execution and delivery of this Agreement, and the performance of the Merger and the other transactions contemplated hereby.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants and subject to the conditions herein contained, and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I
DEFINITIONS & INTERPRETATIONS

1.1          Certain Definitions.  For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

(a)          “Antitrust Laws” means applicable Israeli, U.S. and non-U.S. federal, state, local, regional, supranational or other antitrust, competition, premerger notification or trade regulation laws, regulations or Orders.

(b)          “Applicable Law” means, with respect to any Person, any Law that is binding upon or applicable to such Person.

(c)          “Business Day” means each day that is not a Friday, Saturday, Sunday or other day on which the commercial banks in New York, New York or Ontario, Canada, or banking corporations in Israel are authorized or required by Applicable Law to close.

(d)          “Code” means the United States Internal Revenue Code of 1986.

(e)          “Company Options” means any options to purchase Company Shares outstanding, whether (i) granted under any of the Company Plans, (ii) assumed by the Company in connection with any merger, acquisition or similar transaction, or (iii) otherwise issued or granted.

(f)          “Company Plan” means the Company’s 2010 Israeli Share Incentive Plan, as amended from time to time.

(g)          “Company Shareholders” means holders of Company Shares.

(h)          “Exchange Act” means the United States Securities Exchange Act of 1934.

(i)          “Form F-4” means the registration statement on Form F-4 to be filed by Parent with the SEC in connection with the issuance by Parent of the Merger Consideration.

(j)          “Governmental Entity” means any government, any governmental or regulatory entity or body, department, commission, board, agency or instrumentality, or any entity exercising executive, legislative, judicial, regulatory, taxing, administrative or prosecutorial functions of or pertaining to government, and any non-governmental self-regulatory agency to which the respective Person is subject, securities exchange, commission or authority, and any court, tribunal or judicial body, in each case whether supranational, national, foreign, federal, state, county, provincial, territorial or local.

(k)          “IIA” means the Israeli Innovation Authority, formerly known as the Office of the Chief Scientist of the Ministry of Economy of the State of Israel.

(l)          “IIA Notice” means, if required, the written notice to the IIA regarding the change in ownership of the Company effected as a result of the Merger required to be submitted to the IIA in connection with the Merger in accordance with the Innovation Law.

(m)          “Innovation Law” means the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law, 1984 (formerly known as the Israeli Encouragement of Research and Development in Industry Law, 1984), and all rules and regulations thereunder.

(n)          “ISA” means the Israeli Securities Authority.

(o)          “ISA No-Action Letter” means a letter from the ISA confirming that the ISA shall not initiate proceedings in connection with the requirements of the Securities Law concerning the publication of a prospectus in respect of the Merger Consideration to be issued to Israeli shareholders of the Company or applicable holders of the Company’s securities to whom the Securities Law applies.

(p)          “Law” means any international, national, federal, state, provincial, territorial, local, municipal or other law (statutory, common or otherwise), constitution, treaty, convention, resolution, ordinance, directive, code, edict, decree, rule, regulation, Order, case law, ruling or other similar requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity, in each case as amended, unless expressly specified otherwise.

(q)          “Legal Proceeding” means any action, claim, suit, litigation, arbitration or similar proceeding (including any civil, criminal, administrative or appellate proceeding, public or private), hearing, in each case, by or before or otherwise involving any Governmental Entity or any arbitrator or arbitration panel.

(r)          “Lien” means with respect to any asset (including any security) or right, any mortgage, deed of trust, claim, condition, covenant, lien, pledge, hypothecation charge, security interest, preferential arrangement, option or other third party right (including right of first refusal or first offer), restriction, right of way, easement, or title defect or encumbrance of any kind in respect of such asset or right, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership, in each case, with respect to any asset that is a security, other than any restrictions on transfer generally arising out of any securities Laws.

(s)          “Nasdaq” means the Nasdaq Global Market.

(t)          “Order” means, with respect to any Person, any order, judgment, decision, decree, injunction, stipulation, ruling, writ, enacted, adopted, promulgated or applied by any Governmental Entity or arbitrator.

(u)          “Ordinance” means the Israeli Income Tax Ordinance [New Version], 1961, and all rules and regulations promulgated thereunder.

(v)          “Parent Common Shares” means Common Shares of Parent.

(w)          “Parent IIA Undertaking” means, if required, the written undertaking in customary form to be bound by and to comply with the provisions of the Innovation Law that Parent is required to execute and deliver to the IIA in connection with the Merger.

(x)          “Permitted Liens” mean any of the following: (i) Liens for Taxes, assessments and governmental charges or levies either not yet delinquent or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established on the consolidated financial statements of the Company and its Subsidiaries or Parent and its Subsidiaries, as applicable; and (ii) Liens arising from transfer restrictions under securities Laws.

(y)          “Person” means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

(z)          “SEC” means the United States Securities and Exchange Commission.

(aa)          “Securities Act” means the United States Securities Act of 1933.

(bb)          “Securities Law” means the Israeli Securities Law of 5728-1968.

(cc)          “Subsidiary” means, with respect to any Person, any other Person with respect to which such first Person (alone or in combination with any of such first Person’s Subsidiaries) owns or controls, directly or indirectly, (i) capital stock or other equity interests having the ordinary voting power to elect 50% or more of the board of directors or other governing body of such Person or (ii) 50% or more of the outstanding voting securities or voting power of such Person.

(dd)          “Tax” means (i) any and all federal, state, provincial, territorial, local and non-U.S. income, profits, license, severance, occupation, windfall profits, capital gains, capital stock, transfer, registration, social security (or similar), national health insurance, franchise, gross receipts, payroll, sales, employment, unemployment, disability, use, property, real property, personal property, city, municipality, land appreciation (‘hetel hashbaha’), land development, excise, value added, estimated, stamp, alternative or add-on minimum, withholding, service, recording, intangibles, net worth, escheat, abandoned property, environmental, or other tax, customs, duties or other amounts imposed by a Governmental Entity in the nature of tax, in each case, including any interest, indexation, penalties and additions imposed with respect to such amounts, (ii) any liability for the payment of any amounts of the type described in clause (i) as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary or other group for any period (or being included (or required to be included) in any Tax Return related thereto), and (iii) any liability for the payment of amounts described in clauses (i) or (ii) as a result of being a transferee or successor, by contract, Law or otherwise, or as a result of any indemnification obligation.

(ee)          “Valid Tax Certificate” means a valid certificate, ruling or any other written instructions regarding Tax withholding, issued by the ITA in form and substance reasonably satisfactory to Parent and Exchange Fund Agent specifically addressing the Merger, the conversion of Company Shares and the issuance and allotment of the Parent Common Shares to any Company Shareholder pursuant to this Agreement stating that no withholding, or reduced withholding, of Tax is required under Israeli Law with respect to such consideration or providing other instructions regarding such consideration or withholding (including the deferral of any withholding or other Tax or the transfer of the withholding Tax amount to a trustee).  For purposes of this definition, the 104H Tax Ruling will be considered a Valid Tax Certificate, if they include such instructions, and if the applicable ruling requires the affirmative consent of the relevant holder, such holder consented in writing to join any such applicable ruling.

1.2          Additional Definitions.  The following capitalized terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement in which such terms are defined, for reference purposes as set forth opposite each of the capitalized terms below:

Term	Section Reference

104H Tax Ruling	5.9(b)
Agreement	Preamble
Approvals	5.6(a)
Bankruptcy and Equity Exceptions	3.2(a)
Certificate of Merger	2.2
Certificates	2.7(a)(i)
Charter Documents	3.1
Closing	2.3
Closing Date	2.3
Companies Registrar	2.2
Company	Preamble
Company Board	Recitals
Company Board Recommendation	Recitals
Company Share	Recitals
Company Shareholders’ Meeting	5.2
Competition Law	5.6(b)
Consent	3.4(b)
Covered Persons	5.8(a)
D&O Insurance	5.8(c)
Effective Time	2.2
Exchange Fund	2.8(b)
Exchange Fund Agent	2.8(b)
Exchanged Options	5.7(a)
ICA	5.6(b)
ICL	Recitals
Indemnification Agreements	5.8(a)
Interested Public	5.9
ITA	2.15(a)
Merger	Recitals
Merger Consideration	Recitals
Merger Proposal	5.3(a)(i)
Merger Proposal Submission Date	5.3(a)(iii)
Merger Sub	Preamble
Parent	Preamble
Parent Charter Documents	4.1
Parties	Preamble
Proxy Statement	5.4(a)
Regulatory Approvals	6.1(b)
Requisite Shareholder Approval	3.3(c)
Substantial Creditors	5.3(a)(iii)(D)
Surviving Company	2.1
Uncertificated Shares	2.7(a)(i)
Withholding Amount	2.15(a)
Withholding Drop Date	2.15(c)

1.3          Certain Interpretations.

(a)          References to this Agreement.  Unless otherwise indicated, when a reference is made in this Agreement to an Article, Section, Schedule, Annex or Exhibit, that reference is to an Article, Section, Schedule, Annex or Exhibit to this Agreement, as applicable.

(b)          Hereof, Including, etc.  When used in this Agreement, (i) the words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation”; and (iii) the phrase “in the ordinary course of business” will be deemed to be followed by the words “consistent with past practices”.

(c)          Dollars.  When used in this Agreement, references to “$” or “Dollars” are references to U.S. dollars.

(d)          NIS.  When used in this Agreement, references to “NIS” are references to Israeli New Shekels.

(e)          Gender and Number.  The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders.  Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning.  All terms defined in this Agreement will have the defined meanings when used in any certificate or other document made or delivered pursuant to this Agreement unless otherwise defined in such certificate or document.

(f)          References to Parties.  When reference is made to any Party to this Agreement or any other agreement or document, such reference includes that Party’s successors and permitted assigns.  References to any Person include the successors and permitted assigns of that Person.

(g)          Legislation.  A reference to any specific legislation or to any provision of any legislation includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as of a specific date, references to any specific legislation will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date.

(h)          Headings.  The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision of this Agreement.

(i)          Calculation of Time Periods.  Unless otherwise indicated, (i) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded; (ii) if the last day of such period is a non-Business Day, then the period in question will end on the next Business Day; (iii) the measure of a period of one month or year for purposes of this Agreement will be the day of the following month or year corresponding to the starting date; and (iv) if no corresponding date exists, then the end date of such period being measured will be the next actual day of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1).  References to “from” or “through” any date mean, unless otherwise specified, from and including or through and including such date, respectively.

ARTICLE II
THE MERGER

2.1          The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the ICL, at the Effective Time, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the Merger) shall be merged with and into the Company (as the absorbing company (HaChevra Ha’Koletet) in the Merger).  As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving company of the Merger (the “Surviving Company”) and shall, (a) become a direct wholly owned Subsidiary of Parent; (b) continue to be governed by the Laws of the State of Israel; (c) maintain a registered office in the State of Israel; and (d) succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the ICL.

2.2          The Effective Time.  As soon as practicable after the determination of the date on which the Closing is to take place in accordance with Section 2.3, each of the Company and Merger Sub shall (and Parent shall cause Merger Sub to), in coordination with each other, deliver to the Registrar of Companies of the State of Israel (the “Companies Registrar”) a notice of the contemplated Merger and the proposed date of the Closing, in which notice the Parties shall request that the Companies Registrar issue a certificate evidencing the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”) on the date that the Parties shall provide further notice to the Companies Registrar that the Closing has occurred, and the Parties shall deliver such further notice to the Companies Registrar on the Closing Date.  The Merger shall become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL (the time at which the Merger becomes effective is referred to herein as the “Effective Time”).

2.3          The Closing.  Unless this Agreement shall have been terminated in accordance with Article VII, the consummation of the Merger shall take place at a closing (the “Closing”) to occur at the offices of Naschitz, Brandes, Amir & Co., Advocates, Tel Aviv, Israel, at 10:00 a.m. (Israel local time) on the third Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VI (other than those conditions that by their terms can only be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions), or at such other location, date and time as Parent and the Company shall mutually agree upon in writing (the date upon which the Closing shall actually occur pursuant hereto being referred to herein as the “Closing Date”). For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the Parties that the Merger being declared effective and that the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL shall both occur on the Closing Date.

2.4          Effect of the Merger.  The Merger shall have the effects set forth in the applicable provisions of the ICL and this Agreement.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any Company Shareholder, (a) Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company; (b) all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company; (c) all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company; and (d) all the rights, privileges, immunities, powers and franchises of the Company (as the Surviving Company) shall continue unaffected by the Merger in accordance with the ICL.

2.5          Memorandum and Articles of Association.  At the Effective Time, the memorandum of association of the Company, as in effect immediately prior to the Effective Time, shall be the memorandum of association of the Surviving Company, until duly amended as provided therein, herein and by Applicable Law. At the Effective Time, the articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall be the articles of association of the Surviving Company, except that references to the name of Merger Sub shall be replaced by references to the name of the Surviving Company, until duly amended as provided therein, herein and by Applicable Law.

2.6          Directors and Officers.

(a)          Directors.  The Parties shall take all actions necessary so that the director or directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be appointed and serve as the only director or directors of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(b)          Officers.  At the Effective Time, the officers of the Company as of immediately prior to the Effective Time shall be the only officers of the Surviving Company, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

2.7          Effect on Share Capital

(a)          Share Capital.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or the holders of any of the following securities, the following shall occur:

(i)          Company Shares.  Each Company Share issued and outstanding immediately prior to the Effective Time shall automatically be acquired by the Parent in consideration  of the issuance by Parent of the Merger Consideration, without interest and less applicable Taxes required to be withheld, in each case in the manner provided in Section 2.8 and Section 2.15 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit in the manner provided in Section 2.12).  Each Company Share to be so acquired in consideration of the right of the holder thereof immediately prior to the Effective Time to receive the Merger Consideration as provided in this Section 2.7 shall be automatically registered in the name of the Parent, and the holders of certificate or certificates (the “Certificates”) or book-entry shares (“Book-Entry Shares” or “Uncertificated Shares”), which immediately prior to the Effective Time represented such Company Shares, shall cease to have any rights with respect to such Company Shares other than the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 2.8, the Merger Consideration. No certificate or scrip representing fractional Parent Common Shares shall be issued upon the surrender for exchange of Certificates or with respect to Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent.

(ii)          Company Options. All Company Options outstanding immediately prior to the Effective Time, whether vested or unvested, and the Company Plan itself (other than the Section 102 of the Ordinance related provision), shall be assumed by the Parent in accordance with Section  5.7.

(iii)          Share Capital of Merger Sub.  By virtue of the Merger, the one ordinary share, nominal value NIS 1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically cancelled and shall have no further effect.

(iv)          Parent Common Share. Each Parent Company Share held by any direct or indirect wholly owned Subsidiary of the Company, in each case, immediately prior to the Effective Time, if any, shall no longer be outstanding and shall automatically be surrendered to the Parent and cancelled, and shall cease to exist, and no consideration or payment shall be made with respect thereto.

(b)          Adjustment to Merger Consideration.

(i)          Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, the Company should split, combine or otherwise reclassify the Company Shares, or make a distribution or dividend in shares of Company Shares (including any distribution or dividend of securities convertible into Company Shares), or engage in a reclassification, reorganization, recapitalization or exchange or other like change, then (without limiting any other rights of Parent or Merger Sub hereunder), the Merger Consideration shall be ratably adjusted to reflect fully the effect of any such change.

(ii)          Without limiting the other provisions of this Agreement, the Merger Consideration shall automatically be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities of a Subsidiary of Parent or of securities convertible into Parent Common Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Parent Common Shares.

2.8          Exchange Procedures.

(a)          Exchange Fund Agent.  Prior to the Effective Time, Parent shall (i) select a bank or trust company acceptable to the Company (the “Exchange Fund Agent”) to act as the exchange agent for the delivery of the Merger Consideration as provided in Section 2.7(a)(i); and (ii) select an information agent reasonably acceptable to the Company (the “Information Agent”) to assist in obtaining any requisite residency certificate or other declaration for Israeli Tax withholding purposes.

(b)          Exchange Fund.  On the Closing Date, Parent shall deposit (or cause to be deposited) with the Exchange Fund Agent, for payment to the holders of Company Shares, evidence of the Parent Common Shares issuable pursuant to Section 2.7(a)(i) in book-entry form sufficient to issue the aggregate Merger Consideration (the “Exchange Fund”).  Parent shall cause the Exchange Fund Agent to make, and the Exchange Fund Agent shall make, payments of the Merger Consideration and any amounts payable in respect of dividends or distributions on Parent Common Shares in accordance with Section 2.13 out of the Exchange Fund in accordance with this Agreement and the Certificate of Merger.  In the event the Exchange Fund shall at any time be insufficient to make the payments contemplated by Article II, Parent shall promptly deposit, or cause to be deposited, additional Parent Common Shares with the Exchange Fund Agent in an amount which is equal to the deficiency in the amount required to make such payments. The Exchange Fund shall not be used for any other purpose.

(c)          Payment Procedures With Respect to Company Shares.

(i)          Promptly following the Effective Time, Parent and the Surviving Company shall cause the Exchange Fund Agent to mail to each holder of record, as of immediately prior to the Effective Time, of (x) a Certificate or Certificates that immediately prior to the Effective Time represented outstanding Company Shares and (y) Uncertificated Shares, in each case whose shares were acquired by Parent and represent the right to receive the Merger Consideration pursuant to Section 2.7(a)(i), (A) a letter of transmittal in such form as the Company and Parent may reasonably agree (a “Letter of Transmittal”), which shall specify that delivery shall be effected, and risk of loss and title to such Company Shares shall pass, only upon (1) delivery of the Certificates (or affidavits of loss in lieu thereof as provided in Section 2.12) to the Exchange Fund Agent, or (2) an acknowledgment of the conversion of such holder’s Uncertificated Shares into the right to receive the Merger Consideration to the Exchange Fund Agent, (B) a declaration in which the beneficial owner of Company Shares provides certain information necessary for Parent to determine whether any amounts need to be withheld from the Merger Consideration payable to such beneficial owner pursuant to the terms of the Ordinance (in each case, subject to the provisions of this Section 2.8, Section 2.15 and Section 5.9), the Code, or any applicable provision of state, local, Israeli, U.S. or other Tax Law; and (C) instructions for use in effecting the surrender of the Certificates and/or Book-Entry Shares or acknowledging the conversion of the Uncertificated Shares into the right to receive the Merger Consideration payable in respect thereof pursuant to the provisions of this Article II including, in the case of the Uncertificated Shares, instructions for identifying the deposit account through which such Uncertificated Shares are held.  Upon delivery to the Exchange Fund Agent of the Letter of Transmittal and the declaration for Tax withholding purposes or a Valid Tax Certificate (and such other documents, if any, as the Exchange Fund Agent may reasonably request consistent with customary practice), duly completed and validly executed in accordance with the instructions thereto (and if applicable, deliver to Exchange Fund Agent the Withholding Amount), and, if applicable, surrender of Certificates (or affidavit of loss in lieu thereof as provided in Section 2.12) for cancellation to the Exchange Fund Agent, the holders of such Certificates or Uncertificated Shares, as applicable, shall be entitled to receive in exchange therefor that number of whole Parent Common Shares representing the Merger Consideration to which the holder thereof is entitled pursuant to Section 2.7(a)(i), and any dividends or other distributions to which the holder thereof is entitled pursuant to Section 2.13.  Parent shall cause the Exchange Fund Agent to accept such Certificates or acknowledgments of the conversion of the Uncertificated Shares upon compliance with the foregoing exchange procedures.

(ii)          Until surrendered, in the case of a Certificate, or paid, in the case of a Book-Entry Share, in each case, as contemplated by this Section 2.8(c), each Certificate or Book-Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive the Merger Consideration as contemplated by this Section 2.8(c).  The Exchange Fund Agent shall accept such Certificates (or affidavits of loss in lieu thereof) and make such deliveries with respect to Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Fund Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices.  No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration payable hereunder.  Parent shall cause the Exchange Fund Agent to accept such Certificates and transferred Book-Entry Shares upon compliance with the foregoing exchange procedures.

(d)          Transfers of Ownership.  In the event that a transfer of ownership of Company Shares is not registered in the share transfer books or ledger of the Company, or if the Merger Consideration is to be paid in a name other than that in which the Certificates surrendered in exchange therefor or applicable Uncertificated Shares are registered in the share transfer books or ledger of the Company, the Merger Consideration may be paid to a Person other than the Person in whose name the Certificates so surrendered or applicable Uncertificated Shares are registered in the share transfer books or ledger of the Company only if such Certificate is properly endorsed or otherwise in proper form for surrender and transfer or if the appropriate acknowledgment for the conversion of such Uncertificated Shares into the right to receive the Merger Consideration has been delivered and the Person requesting such payment has paid any Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Uncertificated Shares, or established to the reasonable satisfaction of Parent that such Taxes have been paid or are otherwise not payable. Until surrendered as contemplated by this Section 2.8(d), each Company Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Section 2.8.

2.9          No Liability.  Notwithstanding anything to the contrary set forth in this Agreement, none of the Exchange Fund Agent, Parent, Merger Sub, Surviving Company or the Company, or any employee, officer, director, agent or affiliate of any of the foregoing, shall be liable to a holder of Company Shares in respect of any part of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.  Any Merger Consideration remaining unclaimed by holders of any such shares immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Entity shall, to the extent permitted by Applicable Law, become the property of the Surviving Company, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

2.10          Distribution of Exchange Fund to Parent.  Any portion of the Exchange Fund that remains undistributed to the former holders of the Company Shares on the date that is six months after the Effective Time shall be delivered to Parent upon demand, and any former holders of Company Shares that were issued and outstanding immediately prior to the Merger who have not theretofore exchanged their Certificates representing such Company Shares or delivered to the Exchange Fund Agent the acknowledgment of the conversion of their Uncertificated Shares for exchange for the Merger Consideration pursuant to the provisions of this Section 2.10 shall thereafter look only to Parent, as general creditors thereof, for any payment of and claim with respect thereto.  If any Certificate shall not have been surrendered or Uncertificated Share not paid, in each case, in accordance with Section 2.8(c)(i), immediately prior to the date on which any Merger Consideration in respect of such Certificate or Uncertificated Share would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration in respect of such Certificate or Uncertificated Share shall, to the extent permitted by Applicable Law, become the property of Parent free and clear of all claims or interest of any Person previously entitled thereto.

2.11          No Further Ownership Rights in Company Shares.  From and after the Effective Time, all issued and outstanding Company Shares shall automatically be acquired by the Parent and registered in the name of the Parent, and each holder of a Certificate or Uncertificated Share theretofore representing any Company Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor upon the surrender or acknowledgment of the conversion thereof in accordance with the provisions of Section 2.8.  The Merger Consideration paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Shares.  If, after the Effective Time, for any reason (a) Certificates are presented to the Surviving Company, or (b) acknowledgments are delivered to the Exchange Fund Agent of the conversion of any Uncertificated Shares, such Certificates or Uncertificated Shares, as the case may be, shall be deemed acquired by the Parent and the holder thereof shall be entitled to receive the Merger Consideration, in each case as provided for, and in accordance with the procedures set forth, in this Article II.

2.12          Lost, Stolen or Destroyed Certificates.  If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Fund Agent or Parent, the posting by such Person of a bond in such reasonable amount as the Exchange Fund Agent or Parent may require, as indemnity against any claim that may be made against Parent with respect to such Certificate, the Exchange Fund Agent will issue in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to which the holder thereof is entitled pursuant to this Article II.

2.13          Distributions with Respect to Unexchanged Parent Common Shares.  No dividends or other distributions with respect to Parent Common Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Uncertificated Shares for which the applicable acknowledgment has not been delivered to the Exchange Fund Agent with respect to the Parent Common Shares that the holder thereof is entitled to receive upon the surrender or acknowledgment of the conversion thereof, as applicable, in each case until the holder of such Certificate shall have surrendered such Certificate or the holder of such Uncertificated Shares shall have delivered such acknowledgment of the conversion of such Uncertificated Shares, in each case in accordance with this Article II.  Following the surrender of any Certificate or acknowledgment of the conversion of any Uncertificated Shares, there shall be paid to the holder of the Parent Common Shares issued in exchange therefor, without interest, in accordance with the procedures set forth in this Article II (a) at the time of such surrender or acknowledgment, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Parent Common Shares, and (b) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender or acknowledgment and a payment date subsequent to such surrender or acknowledgment payable with respect to such Parent Common Shares.  For purposes of dividends or other distributions in respect of Parent Common Shares, all Parent Common Shares to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if issued and outstanding as of the Effective Time.

2.14          Taking of Necessary Action; Further Action.  If, at any time after the Effective Time, any further action is determined by Parent or the Surviving Company to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Company or Parent with full right, title and possession of and to all rights and property of Merger Sub and the Company with respect to the Merger, the officers and managers of Parent shall be fully authorized (in the name of Merger Sub, the Company, the Surviving Company and otherwise) to take such action.

2.15          Withholding Tax.

(a)          Without derogating from the provisions of Section 2.8(c)(i) and in addition thereto, the Merger Consideration issuable to each Company Shareholder shall be delivered to each such Company Shareholder only following: (i) the issuance by the ITA of the 104H Tax Ruling (and if such ruling requires the affirmative consent of such Company Shareholder, such holder consented in writing to join such ruling); or (ii) delivery by such Company Shareholder to Parent and Exchange Fund Agent of a Valid Tax Certificate, and if such Valid Tax Certificate does not provide for full exemption from withholding of Israeli Tax or clarifies that no such obligation exists, delivery by such Company Shareholder of  immediately available funds in an amount sufficient in order to fulfil any such withholding Tax liability and any other Tax withholding liability that may apply under any provision of applicable Tax Law (the “Withholding Amount”).

(b)          With respect to withholding of Israeli Tax, in the event any Company Shareholder  provides the Parent or Exchange Fund Agent with a Valid Tax Certificate at least five (5) Business Days prior to delivery of the Merger Consideration, then the withholding of any amounts under the Ordinance or any other provision of Israeli Law or requirement, if any, from the Merger Consideration deliverable to such Company Shareholder shall be made only in accordance with the provisions of such Valid Tax Certificate (subject, if applicable to delivery by such Company Shareholder of the Withholding Amount(.  The Withholding Amount so collected shall be paid over to the appropriate Governmental Entity prior to the last day on which such payment is required to be paid to such Governmental Entity.

(c)          With respect to Israeli Taxes, in the event that the 104H Tax Ruling shall not be obtained for any reason whatsoever, the Merger Consideration deliverable to each Company Shareholder shall be retained by the Exchange Fund Agent for the benefit of each such Company Shareholder for a period of up to 180 days from Closing (the “Withholding Drop Date”) (during which time the Merger Consideration shall not be delivered and no withholding for Israeli Taxes therefrom shall be made, except as provided below and during which time each Company Shareholder may obtain a Valid Tax Certificate).  If a Company Shareholder delivers, no later than five (5) Business Days prior to the Withholding Drop Date a Valid Tax Certificate to the Exchange Fund Agent, then the Exchange Fund Agent shall act in accordance with such Valid Tax Certificate, subject to delivery by such Company Shareholder concurrently with such certificate of the Withholding Amount, if and to the extent required under such Valid Tax Certificate (such Withholding Amount to be increased by interest plus linkage differences, as defined in Section 159A(a) of the Ordinance, for the period between the 15th day of the calendar month following the month during which the Closing occurs and the time that the Merger Consideration is delivered, as determined by Parent and the Exchange Fund Agent. If any Company Shareholder does not provide the Exchange Fund Agent with a Valid Tax Certificate by no later than five Business Days before the Withholding Drop Date or provides by such date with a Valid Tax Certificate that is not providing for full exemption from withholding of Israeli Tax or clarifying that no such obligation exists, and fails to deliver the applicable Withholding Amount by such date, then the provisions of Section 2.10 shall apply, mutatis mutandis.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

With respect to any Section of this Article III, except as disclosed in any Company SEC Reports filed with or furnished to the SEC by the Company on EDGAR, the Company represents and warrants to Parent and Merger Sub as follows:

3.1          Organization and Standing.  The Company (i) is a legal entity duly organized and validly existing under the Laws of the State of Israel and (ii) has all requisite corporate power and authority to own, lease and operate its properties, rights and assets and to carry on its business as presently conducted.  Each Subsidiary of the Company is a legal entity duly organized and validly existing under the Laws of its jurisdiction of incorporation or organization and has all corporate, limited liability company or otherwise comparable power and authority (as applicable) to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power and authority would not, individually or in the aggregate, have a material adverse effect on the Company.  The Company and each of its Subsidiaries is qualified to do business in and, to the extent the concept of good standing or a similar concept is recognized under Applicable Law, is in good standing in, each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification pursuant to Applicable Law, except as would not, individually or in the aggregate, have a material adverse effect on the Company. The Company and its Subsidiaries are in compliance with the provisions of their respective memorandum of association, articles of association, certificates of incorporation, bylaws or equivalent organizational or governing documents or other constituent documents (the “Charter Documents”) in all material respects.

3.2          Authorization

(a)          The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject in the case of the Merger to obtaining the Requisite Shareholder Approval and the filing and recordation of appropriate merger documents as required by the ICL, to consummate the transactions contemplated hereby and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby (including the Merger) have been duly and validly authorized by all necessary corporate action on the part of the Company, and no additional corporate proceedings on the part of the Company are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby (including the Merger), other than, in the case of the Merger, obtaining the Requisite Shareholder Approval. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by (A) applicable bankruptcy, insolvency, reorganization, moratorium and other similar Applicable Laws, now or hereafter in effect, affecting or relating to creditors’ rights and remedies generally and (B) the remedies of specific performance and injunctive and other forms of equitable relief (regardless of whether enforceability is considered in a proceeding in equity or at Law) (the “Bankruptcy and Equity Exceptions”).

(b)          At a meeting duly called and held prior to the execution of this Agreement, the Company Board has, by unanimous vote, (i) duly and validly authorized and approved the execution and delivery of this Agreement and the other transactions contemplated hereby in accordance with the requirements of the ICL and declared advisable the consummation of the Merger and the other transactions contemplated hereby, (ii) determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors, (iii) directed that the Merger and the other transactions contemplated hereby be submitted for consideration at the Company Shareholders’ Meeting and (iv) resolved to recommend the Company Board Recommendation and to include such recommendation in the Proxy Statement.  As of the date of this Agreement, none of the actions described in this Section 3.2(b) has been amended, rescinded or modified in any respect.

(c)          The affirmative vote (in person, by voting card or by proxy) of the holders of at least a majority of the outstanding Company Shares (excluding (i) any absentee votes and (ii) Company Shares held by Parent or deemed to be held by Parent, if any, pursuant to the ICL) (the “Requisite Shareholder Approval”) is the only vote of the holders of any Company Shares necessary (under Applicable Law or otherwise) to consummate the transactions contemplated by this Agreement, including the Merger.

3.3          Capitalization. All outstanding Company Shares have been duly authorized and validly issued in compliance in all material respects with all Applicable Law, and are fully paid and nonassessable and free of any preemptive rights.

3.4          Non-contravention; Required Consents.

(a)          The execution, delivery or performance by the Company of this Agreement, the consummation by the Company of the transactions contemplated hereby (including the Merger) and the compliance by the Company with any of the provisions hereof do not and will not (i) violate or conflict with any provision of the Charter Documents of the Company or any of its Subsidiaries; (ii) subject to obtaining the Consents set forth in Section 3.4(a) of the Company Disclosure Letter, violate, conflict with, or result in the breach of or constitute a default (or an event that with the lapse of time or provision of notice, or both, would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination, revocation or acceleration under, or result in the loss of any benefit or the imposition of any additional payment or other liability under, or result in the creation of any Lien (other than Permitted Liens), upon any of the properties or assets of the Company or any of its Subsidiaries pursuant to, any contract to which the Company or its Subsidiaries are a party or by which any of them or their respective properties or assets may be bound or affected; or (iii) assuming compliance with the matters referred to in Section 3.4(b) and, in the case of the consummation of the Merger, subject to obtaining the Requisite Shareholder Approval, violate or conflict with any Applicable Law or Order, except in the case of each of clauses (ii) through (iii) above, for such violations, conflicts, defaults, terminations, revocations, accelerations, liabilities or Liens which, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(b)          No consent, approval, Order, authorization or permit of, or filing or registration with, or notification to (each of the foregoing, a “Consent”), any Governmental Entity is required on the part of the Company or any of its Subsidiaries in connection with the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby (including the Merger), except (i) the IIA Notice (if required); (ii) the filing of the Merger Proposal with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar; (iii) the filings and other Consents as may be required under the rules and regulations of the Nasdaq and any other applicable stock exchanges; (iv) the application for and receipt of the ISA No-Action Letter; (v) certain ordinary course corporate filing as required under applicable law in connection with the Merger; (vi) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Securities Act and Exchange Act; (vii) the filings and approvals as may be required by any applicable Antitrust Laws, including compliance with any applicable requirements of the Competition Law and any other applicable Antitrust Laws; and (viii) such other Consents, the failure of which to obtain, individually or in the aggregate, would not have a material adverse effect on the Company.

3.5          No Other Representations or Warranties.  Except for the representations and warranties contained in this Article III, neither the Company nor any other Person on behalf of the Company or its Subsidiaries makes any other express or implied representation or warranty with respect to the Company or its Subsidiary or with respect to any other information provided by or on behalf of the Company or its Subsidiaries to Parent or Merger Sub in connection with the transactions contemplated by this Agreement, including the accuracy, completeness or timeliness thereof. The Company acknowledges that, except for the representations and warranties contained in Article IV, none of Parent, Merger Sub, or any Person on behalf of the Parent or Merger Sub, makes (and the Company is not relying on) any representation or warranty, express or implied, to the Company in connection with the Merger and the other transactions contemplated by this Agreement.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company as follows:

4.1          Organization.  Each of Parent and Merger Sub (i) is a legal entity duly organized, validly existing and (to the extent such concept is applicable) in good standing under the Laws of its jurisdiction of organization; and (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.  Except as would not, individually or in the aggregate, have a material adverse effect on Parent, each of Parent and Merger Sub is qualified to do business and, to the extent the concept of good standing or a similar concept is recognized under Applicable Law, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification.  All of the issued and outstanding share capital of Merger Sub is owned directly by Parent.  Parent and Merger Sub are in compliance with the memorandum of association, articles of association, certificate of incorporation, bylaws or equivalent organizational or governing documents or other constituent documents in all material respects.

4.2          Authorization

(a)          Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform its obligations hereunder.  The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby (including the Merger) have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby (including the Merger).  This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each in accordance with its terms, except as such enforceability may be limited by the Bankruptcy and Equity Exceptions.

(b)          At meetings duly called and held prior to the execution of this Agreement, the board of directors of each of Parent and Merger Sub has, by unanimous vote, duly and validly authorized the execution and delivery of this Agreement and declared advisable the consummation of the Merger and the other transactions contemplated hereby.  As of the date of this Agreement, none of the actions described in this Section 4.2(b) has been amended, rescinded or modified in any respect.

4.3          Non-contravention; Required Consents.

(a)          The execution, delivery or performance by Parent and Merger Sub of this Agreement, the consummation by Parent and Merger Sub of the transactions contemplated hereby (including the Merger) and the compliance by Parent and Merger Sub with any of the provisions hereof do not and will not (i) violate or conflict with any provision of the Parent Charter Documents or (ii) assuming compliance with the matters referred to in Section 4.3(b), violate or conflict with any Applicable Law or Order, except in the case of clause (ii) above, for such violations or conflicts which, individually or in the aggregate, would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole.

(b)          No Consent of any Governmental Entity is required on the part of Parent or Merger Sub in connection with the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby (including the Merger), except (i) the filing of the Merger Proposal with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar; (ii) the filings and other Consents as may be required under the rules and regulations of the Nasdaq or any other applicable stock exchange; (iii) the application for and receipt of the ISA No-Action Letter; (iv) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Securities Act and Exchange Act; (v) compliance with any applicable requirements of the Competition Law and any other Antitrust Laws; (vi) the execution by Parent of an undertaking in customary form in favor of the IIA as a foreign interested party (if required); (vii) certain ordinary course corporate filing as required under applicable law in connection with the Merger; and (viii) such other Consents, the failure of which to obtain, individually or in the aggregate, would not would not have a material adverse effect on the Company.

4.4          Capitalization.

The Parent Common Shares to be issued pursuant to the Merger in accordance with Section 2.8 will be, immediately prior to (or concurrently with) the Effective Time, (i) duly authorized, validly issued, fully paid and nonassessable, (ii) registered under the Securities Act and the Exchange Act and (iii) approved for listing on the Nasdaq, subject to official notice of issuance.

4.5          Merger Sub.  Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and, prior to the Effective Time, and except for immaterial obligations or liabilities incurred in connection with its incorporation or organization or the consummation of this Agreement and the transactions contemplated hereby, including the Merger, Merger Sub has not incurred any liabilities, has not engaged in any business or activities of any type or kind whatsoever.

4.6          Ownership of Company Shares.  None of Parent, Merger Sub or any entity controlled, directly or indirectly, by Parent owns (beneficially or otherwise) any Company Shares (or any other economic interest through derivative securities or otherwise in the Company or its Subsidiary).

4.7          No Other Representations or Warranties.  Except for the representations and warranties contained in this Article IV, none of Parent, Merger Sub nor any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or its Subsidiaries or with respect to any other information provided by or on behalf of Parent or its Subsidiaries to the Company in connection with the transactions contemplated by this Agreement, including the accuracy, completeness or timeliness thereof. Each of Parent and Merger Sub acknowledges that, except for the representations and warranties contained in Article III, none of the Company nor any other Person on its behalf makes (and Parent and Merger Sub are not relying on) any representation or warranty, express or implied, to Parent or Merger Sub in connection with the Merger and the other transactions contemplated by this Agreement.

ARTICLE V
ADDITIONAL AGREEMENTS

5.1          Company Board Recommendation. At any time and for any reason, whether  in response to any event, occurrence or development that is material to the Company and its Subsidiaries (whether known or unknown or reasonably foreseeable to the Company Board on or prior to the date of this Agreement), the Company Board may modify or qualify or withdraw the Company Board Recommendation and/or terminate this Agreement pursuant to Section 7.1(b).

5.2          Company Shareholders’ Meeting.  Subject to the earlier termination of this Agreement in accordance with Article VII hereof, as soon as practicable after the Form F-4 is declared effective under the Securities Act, the Company shall establish a record date for, duly call, give notice of, convene and hold a special meeting of the Company Shareholders (together with any adjournment or postponement thereof, the “Company Shareholders’ Meeting”) for the purpose of seeking (i) the Requisite Shareholder Approval and (ii) the approval of the Company Shareholders for all other transactions contemplated by this Agreement and related to the Merger, and shall submit such proposals to such holders at the Company Shareholders’ Meeting.

5.3          Merger Proposal; Certificate of Merger.

(a)          Subject to the ICL, the Company and Merger Sub shall (and Parent shall cause Merger Sub to), as applicable, take the following actions within the timeframes set forth in this Section 5.3(a); provided, however, that any such actions or the timeframes for taking such actions shall be subject to any amendment in the corresponding applicable provisions of the ICL (and, in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 5.3(a) accordingly):

(i)          as promptly as practicable following the date hereof, cause a merger proposal (in the Hebrew language) in a form reasonably satisfactory to Parent and the Company (the “Merger Proposal”) to be executed in accordance with Section 316 of the ICL;

(ii)         within three days after calling of the Company Shareholders’ Meeting in accordance with the terms of this Agreement, deliver and file the Merger Proposal with the Companies Registrar in accordance with Section 317(a) of the ICL;

(iii)        following the date on which the Merger Proposal is submitted to the Companies Registrar (the “Merger Proposal Submission Date”), to the extent applicable with respect to each of the Company and Merger Sub:

A.          publish a notice to their respective creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, the Company’s registered office or Merger Sub’s registered office, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, (x) in two daily Hebrew newspapers that are widely distributed in Israel on the Merger Proposal Submission Date, and (y) in a widely distributed newspaper in New York within three business days after the Merger Proposal Submission Date as may be required by Applicable Law;

B.          within three days after the Merger Proposal Submission Date, cause a copy of the Merger Proposal to be delivered to their respective secured creditors, if any;

C.          within three business days after the Merger Proposal Submission Date, send to the Company’s and Merger Sub’s “employees committee” (Va’ad Ovdim), if any, or display in a prominent place at the Company’s and, if applicable, Merger Sub’s, premises a copy of the notice published in a daily Hebrew newspaper that is widely distributed in Israel in accordance with clause 5.3(a)(iii)A(x); and

D.          within four (4) business days after the Merger Proposal Submission Date, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the ICL) that the Company or Merger Sub, as applicable, is aware of, which shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were identified in the notice referred to in clause 5.3(a)(iii)A;

(iv)         promptly after the Company and Merger Sub, as applicable, shall have complied with the preceding clause (iii), but in any event no more than three days following the date on which the notice referred to above was sent to their respective secured creditors, if any, the Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to such respective creditors, if any, under Section 318 of the ICL;

(v)          not later than three days after (A) the date on which the Requisite Shareholder Approval is received, the Company shall inform the Companies Registrar of such approval, and (B) the date on which the sole shareholder of Merger Sub approves the Merger, Merger Sub shall inform the Companies Registrar of such approval, in each case in accordance with Section 317(b) of ICL; and

(vi)          in accordance with the customary practice of the Companies Registrar, the Company and Merger Sub shall (and Parent shall cause Merger Sub to), as promptly as practicable after the determination of the date on which the Closing is expected to take place in accordance with Section 2.3, in coordination with each other, deliver to the Companies Registrar the notice of the contemplated Merger and the proposed date of the Closing and the subsequent notice of the occurrence of the Closing, including final affidavits signed by an authorized officer of Company and Merger Sub, as applicable, stating that no shareholder or creditor of the Company or Merger Sub, as applicable, nor any antitrust authority has objected to the Merger.  For the avoidance of doubt, it is the intention of the Parties that the Merger shall be declared effective and the Certificate of Merger shall be issued on the Closing Date.

(b)          Solely for purposes of Section 5.3, “business day” shall have the meaning set forth in the Merger Regulations, 2000 promulgated under the ICL.

(c)          Merger Sub shall (in accordance with Section 317(b) of the ICL and the regulations thereunder) inform the Companies Registrar of such approval in accordance with Section 5.3(a)(v).

5.4          Form F-4 and Proxy Statement

(a)          As soon as reasonably practicable following the date of this Agreement, (i) the Company shall prepare (with Parent’s reasonable cooperation) a proxy statement to be made available to the Company Shareholders relating to the Company Shareholders’ Meeting (together with any amendments or supplements thereto, the “Proxy Statement”) and, as soon as practicable after the Form F-4 is declared effective under the Securities Act, cause it to be furnished to the SEC on Form 6-K and to be sent or otherwise made available to the Company Shareholders relating to the Company Shareholders’ Meeting in compliance with Applicable Law, including the ICL, the Exchange Act and the Securities Law; and (ii) Parent shall prepare (with the Company’s reasonable cooperation) and cause to be filed with the SEC the Form F-4, in which the Proxy Statement will be included as a prospectus.  Parent and the Company shall use their respective reasonable best efforts to have the Form F-4 declared effective under the Securities Act as promptly as practicable after such filing and keep the Form F-4 effective for so long as necessary to complete the Merger and ensure that it complies in all material respects with Applicable Law, including the provisions of the Exchange Act and the Securities Act. Each of the Company and Parent shall also take any other action required to be taken under the Securities Act, the Exchange Act, the ICL, the Securities Law, the Nasdaq or any other applicable non-U.S. or state securities or “blue sky” Laws in connection with the Merger and the issuance of the Merger Consideration.

5.5          Nasdaq Listing and Israeli Securities Authority Matters

(a)          The Parties shall use reasonable best efforts to (i) cause the Parent Common Shares to be issued in the Merger to be approved for listing on the Nasdaq immediately prior to or on the Closing Date and consistent with customary practices, and (ii) in connection therewith, cause the Parent Common Shares to be issued in the Merger to be approved for listing on the Nasdaq, subject to official notice of issuance, prior to the Effective Time.

(b)          The Parties shall prepare and file with the ISA an application for the ISA No-Action Letter.

5.6          Reasonable Best Efforts to Complete

(a)           Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub and the Company shall use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party or Parties in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement (including the Merger), including using reasonable best efforts to:  (i) cause the conditions to the Merger set forth in Article VI to be satisfied or fulfilled as promptly as reasonably practicable; (ii) obtain all necessary actions or non-actions, waivers, consents, approvals, Orders and authorizations from Governmental Entities, as may be required under any applicable Antitrust Laws or otherwise, including the expiration or termination of any applicable waiting periods and making all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any); (iii) take such steps as may be necessary to avoid a Legal Proceeding by, any Governmental Entity or other Person in connection with the consummation of the transactions contemplated by this Agreement, including the Merger; (iv) execute or deliver any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement; and (vi) obtain the other Consents required under Section 3.4(b) (collectively, the “Approvals”) as promptly as practicable following the date of this Agreement.

(b)          Without limiting the generality of Section 5.6(a), as soon as may be reasonably practicable following the execution and delivery of this Agreement, and if required, (x) each of Parent and the Company shall file with the Israeli Competition Authority (“ICA”) a Merger Notification relating to this Agreement and the transactions contemplated hereby as required by the Economic Competition Law, 5748-1988 (the “Competition Law”), as well as the applicable pre-merger notification filings, forms and submissions with each of the non-Israeli Governmental Entities, if any, (y) the Company shall submit to the IIA the IIA Notice and Parent shall submit to the IIA the Parent IIA Undertaking, and (z) the Company shall deliver any notices and make any filings that may be required in order to obtain each of the Approvals.

(c)          Without limiting the generality of the foregoing, Parent shall, and shall cause Merger Sub, to use reasonable best efforts to take any and all actions necessary to obtain each Consent required under or in connection with any applicable Antitrust Law, and to enable all waiting periods under any applicable Antitrust Law to expire or terminate, and to avoid or eliminate any impediment under any applicable Antitrust Law that may be asserted by any Governmental Entity so as to enable the consummation of the Merger as promptly as practicable, and in any event prior to the Termination Date.

5.7          Company Options

(a)          Exchange of Company Options. At the Effective Time, each Company Option outstanding immediately prior to the Effective Time (each, an “Exchanged Option”), whether or not vested, shall by virtue of the Merger be assumed by the Parent and exchanged into an option to purchase, and will be solely exercisable (or will become exercisable in accordance with its terms) for, one Parent Common Share. Each Company Option so assumed by the Parent under this Agreement will continue to have, and be subject to, the same terms and conditions of such options immediately prior to the Effective Time, including the same exercise price, vesting provisions, termination date, any repurchase rights and provisions regarding the acceleration of vesting on certain transactions.

(b)          The Parent shall take all corporate actions necessary to reserve for issuance a sufficient number of Parent Common Shares for delivery upon exercise of all Company Options pursuant to the terms set forth in this Section 5.7.

(c)          Treatment of Company Plan. As soon as practicable following the date of this Agreement, the Company and Parent shall adopt any resolutions and take any actions that are necessary for Parent to assume the Company Plan itself (other than the Section 102 of the Ordinance related provisions), as of the Effective Time.

(d)          Necessary Actions; Form S-8.  The Company shall take all actions reasonably necessary to effect the transactions contemplated by this Section 5.7 under all Company Plans, including delivering all required notices, obtaining all necessary consents, and making any determinations and/or resolutions of the Company Board or a committee thereof.  Promptly after the Effective Time, Parent shall prepare and file with the SEC a registration statement on Form S-8 (or other appropriate form) relating to the Parent Common Shares issuable with respect to, or underlying, the Exchanged Options under this Section 5.7 that are not already subject to a registration statement on Form S-8 (or other appropriate form).

5.8          Directors’ and Officers’ Indemnification and Insurance

(a)          For a period beginning at the Effective Time and ending no earlier than seven years after the Effective Time, the Surviving Company and Parent shall indemnify and hold harmless all past and present directors and officers of the Company and its Subsidiaries (collectively, the “Covered Persons”) to the same extent such Persons are indemnified as of the date of this Agreement by the Company pursuant to Applicable Law, the Charter Documents of the Company or its Subsidiaries, and the indemnification agreements, and, solely in the case of the Surviving Company (and not Parent), any other indemnification agreements, if any, in existence on the Effective Time (collectively, the “Indemnification Agreements”) arising out of acts or omissions in their capacity as directors or officers of the Company or any of its Subsidiaries occurring at or prior to the Effective Time (including in connection with the adoption and approval of this Agreement and the consummation of the transactions contemplated hereby), in each case, to the extent permitted by Applicable Law. The Surviving Company and Parent shall advance expenses (including reasonable legal fees and expenses) incurred in the defense of any Legal Proceeding with respect to the matters subject to indemnification pursuant to this Section 5.8 in accordance with the procedures (if any) set forth in the Charter Documents of the Company or any of its Subsidiaries, any Indemnification Agreements and any other requirements under Applicable Law, in each case, to the extent permitted by Applicable Law.  Notwithstanding anything herein to the contrary, if any Legal Proceeding (whether arising before, at or after the Effective Time) is made against such persons with respect to matters subject to indemnification hereunder on or prior to the seventh anniversary of the Effective Time, the provisions of this Section 5.8(a) shall continue in effect until the final disposition or final resolution of such Legal Proceeding. Notwithstanding anything contained in this Section 5.8(a) or otherwise, Parent and the Surviving Company (i) shall not be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), and (ii) shall not have any obligation hereunder to any Covered Person if it is ultimately decided in a final, non-appealable judgment by a court of competent jurisdiction that such indemnification is prohibited by Applicable Law, in which case the Covered Person shall promptly refund to Parent or the Surviving Company the amount of all such expenses theretofore advanced pursuant hereto.

(b)          For a period of seven (7) years from the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain in effect in its Charter Documents provisions relating to exculpation, indemnification and advancement of expenses in favor of Covered Persons that are no less favorable than the provisions of the Charter Documents of the Company and any Subsidiary in effect immediately prior to the Effective Time with respect to acts or omissions occurring prior to the Effective Time, in each case, to the extent permitted by Applicable Law.

(c)          Prior to the Effective Time, the Company may, or, if the Company is unable to, Parent shall cause the Surviving Company as of or after the Effective Time to, purchase a seven (7)-year prepaid “tail” policy or enter into similar arrangement, that provides coverage with respect to matters arising on or before the Effective Time (including in connection with this Agreement and the transactions or actions contemplated by this Agreement) (the “D&O Insurance”), with terms, conditions, retentions and limits of liability that are no less favorable in the aggregate than the coverage provided under the Company’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance. If prepaid policies have been obtained prior to the Effective Time providing the level of insurance coverage as described in the preceding sentence, the Surviving Company shall, and Parent shall cause the Surviving Company to maintain such policy in full force and effect, and cause all obligations thereunder to be honored, in each case, to the extent required by this Agreement.

(d)          The obligations under this Section 5.8 shall not be terminated or modified in any manner that is adverse to the Covered Persons (and their respective successors and assigns), it being expressly agreed that the Covered Persons (including successors and assigns) shall be third party beneficiaries of, and may enforce, this Section 5.8.

5.9          Tax Ruling. As soon as practicable following the date of this Agreement, the Company shall prepare and file with the ITA an application for a ruling (or an interim ruling) for permitting Company Shareholders who are  part of the “Interested Public” under such ruling (i.e., a Company Shareholder who purchased all of his/her/its Company Shares in the ordinary course trading on NASDAQ and satisfies all the conditions stated in such ruling) (the “Interested Public”) to defer any applicable Israeli tax with respect to the Merger Consideration that such Interested Public will receive pursuant to this Agreement (i.e., the exchange of the Company Shares for Parent Common Shares) until the sale, transfer or other conveyance for cash of such Common Shares comprising the Merger Consideration by such Interested Public or such other date set forth in Section 104H of the Israeli Tax Ordinance, and exempting Parent, the Exchange Fund Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax from the Merger Consideration, or clarifying that no such obligation exists(the “104H Tax Ruling”).

5.10          Stock Exchange Delisting(a). Prior to the Closing Date, the Company shall use reasonable best efforts to facilitate, in accordance with Applicable Laws and rules and policies of the Nasdaq, the delisting by the Surviving Company of the Company Shares from the Nasdaq, and the deregistration of the Company Shares under the Exchange Act, in each case, as of the Effective Time or as promptly as practicable thereafter.

ARTICLE VI
CONDITIONS TO THE MERGER

6.1          Conditions to the Obligations of Each Party to Effect the Merger.  The respective obligations of Parent, Merger Sub and the Company to consummate the Merger shall be subject to the satisfaction or waiver (where permissible under Applicable Law) by mutual written agreement of Parent and the Company prior to the Closing of each of the following conditions:

(a)          Requisite Shareholder Approval.  The Requisite Shareholder Approval shall have been obtained.

(b)          Antitrust and Other Governmental Approvals.  All (i) applicable waiting periods (and extensions thereof) under any applicable Antitrust Law relating to the consummation of the Merger (if any), shall have expired or been terminated, and (ii) any affirmative exemption or approval of a Governmental Entity required to be obtained under any Antitrust Law (if any) shall have been obtained (collectively, the “Regulatory Approvals”).

(c)          No Legal Prohibition.  No Governmental Entity of competent jurisdiction shall have (i) enacted, promulgated or issued after the date of this Agreement any Applicable Law that is then in effect and has the effect of enjoining, making unlawful or otherwise prohibiting the consummation of the Merger; or (ii) issued or granted after the date of this Agreement any Order (whether temporary, preliminary or permanent) that is then in effect which has the effect of enjoining, making unlawful or otherwise prohibiting the consummation of the Merger.

(d)          Listing.  The Parent Common Shares issuable as Merger Consideration pursuant to this Agreement shall have been approved for listing on Nasdaq, subject to official notice of issuance.

(e)          Israeli Statutory Waiting Periods.  At least fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and thirty (30) days shall have elapsed after the approval of the Merger by the Company Shareholders at the Company Shareholders’ Meeting.

(f)          IIA Submission. If required, the submission by the Parent to the IIA of the Parent IIA Undertaking.

(g)          Form F-4.  The Form F-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form F-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC that have not been withdrawn.

(h)          Israeli Offering Exemption.  The Parties shall have obtained the ISA No-Action Letter.

6.2          Additional Conditions to the Obligations of Parent and Merger Sub to Effect the Merger.  The obligations of Parent and Merger Sub to consummate the Merger shall be further subject to the satisfaction or waiver (where permissible under Applicable Law) prior to the Closing of each of the following conditions, any of which may be waived (in writing) exclusively by Parent and Merger Sub:

(a)          Representations and Warranties.  The representations and warranties of the Company contained shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made as of the Effective Time (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date), except for such failures to be true and correct that would not reasonably be expected to have a material adverse effect on the Company.

(b)          Covenants and Agreements.  The Company shall have complied with and performed in all material respects all obligations under this Agreement required to be complied with and performed by it at or prior to the Closing.

6.3          Additional Conditions to the Obligations of the Company to Effect the Merger.  The obligations of the Company to consummate the Merger shall be further subject to the satisfaction or waiver (where permissible under Applicable Law) prior to the Closing of each of the following conditions, any of which may be waived (in writing) exclusively by the Company:

(a)          Representations and Warranties. The representations and warranties of Parent and Merger Sub shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made as of the Effective Time (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date), except for such failures to be true and correct that would not reasonably be expected to have a material adverse effect on Parent and Merger Sub.

(b)          Covenants and Agreements.  Each of Parent and Merger Sub shall have complied with and performed in all material respects all obligations under this Agreement required to be complied with and performed by each of them at or prior to the Closing.

ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER

7.1          Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Requisite Shareholder Approval (except as provided below), only as follows:

(a)          by mutual written agreement of Parent and the Company by action of their respective boards of directors;

(b)          by Company, at any time, if the Company Board modifies, qualifies or withdraws the Company Board Recommendation.

7.2          Notice of Termination; Effect of Termination.  In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, written notice thereof shall be given to the other Party or Parties, specifying the provisions hereof pursuant to which such termination is made, and this Agreement shall become null and void and of no further force or effect without liability of any Party (or any stockholder, director, officer, employee, agent or other representative of such Party) to the other Party, as applicable; provided that (a) the terms of this Section 7.2, and Section 7.3 and Article VIII, shall each survive the termination of this Agreement. If this Agreement is terminated as provided herein, all filings, applications and other submissions made pursuant to this Agreement, to the extent practicable, shall be withdrawn from the Governmental Entity to which they were made.

7.3          Fees and Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including the Merger), shall be paid by the Company, whether or not the Merger is consummated.

7.4          Amendment.  This Agreement may be amended by mutual agreement of the Parties at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company, except that if this Agreement has been approved by the Company Shareholders in accordance with Israeli law, no amendment shall be made to this Agreement that requires the approval of the Company Shareholders without such approval.

7.5          Extension; Waiver.  At any time and from time to time prior to the Effective Time, any Party or Parties may, to the extent legally permitted and except as otherwise set forth in this Agreement, (a) extend the time for the performance of any of the obligations or other acts of the other Party or Parties, as applicable; (b) waive any inaccuracies in the representations and warranties made to such Party or Parties contained herein or in any document delivered pursuant hereto; or (c) waive compliance with any of the agreements or conditions for the benefit of such Party or Parties contained herein.  Any agreement on the part of a Party or Parties to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party or Parties, as applicable.  Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE VIII
GENERAL PROVISIONS

8.1          Survival of Representations, Warranties and Covenants.  The representations, warranties and covenants of the Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall so survive the Effective Time.

8.2          Notices.  All notices and other communications pursuant to this Agreement shall be delivered to the respective addresses of the Parties set forth on the signature page.

8.3          Assignment.   No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties.  Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

8.4          Entire Agreement. This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof.

8.5          Third Party Beneficiaries.  Except as set forth in or contemplated by Section 5.8, this Agreement is not intended to confer upon any other Person any rights or remedies hereunder.

8.6          Severability.  In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties.  The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.7          Governing Law.  This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement, or for the breach or alleged breach hereof (whether in contract, in tort or otherwise) shall be governed by and construed and enforced solely in accordance with the Laws of the State of Israel, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Israel or any other jurisdiction) that would cause application of the law of any jurisdiction other than the State of Israel.

8.8          Jurisdiction.  Each of the Parties (i) irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any court of competent jurisdiction located in Tel Aviv-Jaffa, Israel, in any action or Legal Proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and (ii) irrevocably and unconditionally waives, to the fullest extent permitted by Law, and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

8.9          Counterparts.  This Agreement and any amendments hereto may be executed in one or more textually identical counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.  Any such counterpart, to the extent delivered by fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail, will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.

[Signature page follows]

IN WITNESS WHEREOF, the Parties are executing this Agreement as of the date first written above.

Senstar Technologies Corporation

By:	/S/ GILLON BECK /S/FABIEN HAUBERT
Gillon Beck, Chairman
Fabien Haubert, Chief Executive Officer

Notice Details:	119 John Cavanaugh Drive
Ottawa, ON
Canada K0A 1L0
Attn: CEO

Can Co Sub Ltd.

By:	/S/ GILLON BECK
Gillon Beck, Director

Notice Details:	10th F. Gibor Sport Tower
7 Menachem Begin Road
Ramat Gan 5268102, Israel
Attn: CEO

Senstar Technologies Ltd.

By:	/S/ GILLON BECK /S/FABIEN HAUBERT
Gillon Beck, Chairman
Fabien Haubert, Chief Executive Officer

Notice Details:	10th F. Gibor Sport Tower
7 Menachem Begin Road
Ramat Gan 5268102, Israel
Attn: CEO

[Signature page to Agreement and Plan of Merger]